As filed with the Securities and Exchange
Commission on July 13, 1999                         Registration No. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933


                                  GO2NET, INC.
             (Exact name of registrant as specified in its charter)

                  Delaware                             91-1710182
         (State or Other Jurisdiction of            (I.R.S. Employer
         incorporation or organization)            Identification No.)


                          999 Third Avenue, Suite 4700
                            Seattle, Washington 98104
                                 (206) 447-1595
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)


                               Russell C. Horowitz
                             Chief Executive Officer
                                  Go2Net, Inc.
                          999 Third Avenue, Suite 4700
                            Seattle, Washington 98104
                                 (206) 447-1595
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    copy to:

                          Francis J. Feeney, Jr., Esq.
                           Hutchins, Wheeler & Dittmar
                           A Professional Corporation
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 951-6600

         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans, check the following box. |X|

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE


                                                             Proposed              Proposed
    Title of Each Class of           Amount to be             Maximum               Maximum               Amount of
  Securities to be Registered       Registered (1)      Offering Price Per         Aggregate           Registration Fee
                                                             Share(2)          Offering Price(2)

common stock, par value $.01       1,512,514 shares           $85.56            $129,410,697.84           $35,976.17
per share. . . . . . . .
===============================  ===================== ===================== ===================== ========================


(1) The shares of common stock set forth in the Calculation of Registration Fee Table, and which may be offered pursuant to this Registration Statement, includes, pursuant to Rule 416 of the Securities Act of 1933, as amended, such additional number of shares of the Registrant's common stock that may become issuable as a result of any stock splits, stock dividends or other similar events.

(2) Estimated solely for the purpose of computing the registration fee, based upon the average of the high and low prices of the Company's common stock as reported on the Nasdaq National Stock Market on July 12, 1999 in accordance with Rule 457 under the Securities Act of 1933.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

PROSPECTUS


                SUBJECT TO COMPLETION, DATED ____________________

                        1,512,514 Shares of Common Stock

                                  GO2NET, INC.


         You should consider carefully the risk factors beginning on page 5 of this prospectus before purchasing any of the shares of Go2Net common stock offered by this prospectus.

         The selling shareholders identified on pages 17-19 of this prospectus are offering these shares of common stock. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page 16. We will not receive any portion of the proceeds from the sale of these shares. This offering is not being underwritten. The selling shareholders may offer the Shares from time to time through public or private transactions, on or off the United States exchanges, at prevailing market prices, or at privately negotiated prices.

         The Shares were issued pursuant to the exemption from the registration requirements set forth in Section 4(2) of the Securities Act of 1933, as amended. Go2Net's common stock is listed on the Nasdaq National Stock Market under the ticker symbol "GNET." On July 12, 1999, the closing price of one share of Go2Net common stock on the Nasdaq National Stock Market was $83 1/4 per share.

         Neither the SEC nor any state securities commission has approved these securities or determined that this prospectus is truthful or complete. Any representations to the contrary is a criminal offense.

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the sec is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                  The Date of this Prospectus Is __________, 1999

                                TABLE OF CONTENTS

                                                                                                                           PAGE

THE COMPANY..................................................................................................................4

FORWARD LOOKING INFORMATION..................................................................................................4

RISK FACTORS.................................................................................................................5

USE OF PROCEEDS.............................................................................................................16

ISSUANCE OF COMMON STOCK TO SELLING SHAREHOLDERS............................................................................16

PLAN OF DISTRIBUTION........................................................................................................16

SELLING SHAREHOLDERS........................................................................................................17

LEGAL MATTERS...............................................................................................................19

EXPERTS.....................................................................................................................19

WHERE YOU CAN FIND MORE INFORMATION.........................................................................................20


                                   THE COMPANY

         Go2Net, Inc. offers through the World Wide Web a network of branded, technology and community-driven Web sites. Our properties available through the Go2Net Network include:

         - Go2Net Personal (www.go2net.com), which provides users with a comprehensive Internet start page offering customizable news, discussion and portfolio information as well as direct access to Go2Net's own finance, search and directory, free Web hosting, shopping, auction and multiplayer games sites;

         -        MetaCrawler (www.metacrawler.com), a metasearch service that combines various existing search/index guides into one service;

         - Silicon Investor (www.siliconinvestor.com), the Web's premier financial discussion community which also offers proprietary articles, portfolio tracking tools, company research, charting and analytics and business and finance news;

         -        HyperMart (www.hypermart.net) and Virtual Avenue (www.virtualave.net), the Web's leading providers of free business hosting services;

         -        Authorize.net (www.authorize.net), the Internet's leading payment authorization system for online businesses;

         -        Haggle Online (www.haggle.com), a provider of Web based person to person auction services;

         -        WebMarket (www.webmarket.com), a one-step comparison shopping service;

         -        Web21 (www.100hot.com), a leading directory of the Web's most popular sites; and

         -        Playsite (www.playsite.com), a Java-based multiplayer games site;

         The Go2Net Labs division develops innovative technologies to enhance the features and functionality of our sites and for licensing to other Internet companies. We focus on utilizing innovative technologies to deliver our content and to enhance the attractiveness and utility of our product offerings.

         Go2Net was incorporated in February, 1996, under the laws of the state of Delaware. Our principal executive offices are located at 999 Third Avenue, Suite 4700, Seattle, Washington 98104 and our telephone number is (206) 447-1595. As used in this prospectus, the terms "we," "us," "our," and "Go2Net" refer to Go2Net, Inc., a Delaware corporation, and its wholly owned subsidiaries.

                           FORWARD-LOOKING INFORMATION

         This prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act including, in particular, the statements about Go2Net's plans, strategies, prospects under the heading "Risk Factors." Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus are set forth below and elsewhere in this prospectus.

                                  RISK FACTORS


WE HAVE A LIMITED OPERATING HISTORY ON WHICH TO EVALUATE US

         We have a limited operating history upon which an evaluation of our prospects can be based. We anticipate that advertising revenues from Internet sites will constitute a majority of our revenues during the foreseeable future. We believe that our success will depend upon our ability to generate revenues from advertising and subscription fees from our Internet sites, which cannot be assured. Our ability to generate revenues is subject to substantial uncertainty. Our prospects must be considered in light of the risks, expenses, difficulties and uncertainties frequently encountered by emerging growth companies in new and rapidly evolving markets for Internet based products and services. Our success will depend on our ability to:

        -         effectively establish, develop and maintain relationships with advertising customers, advertising agencies and other third parties;

        -         enter into distribution relationships and strategic alliances to drive traffic to our Websites;

        -         provide original and compelling products and services to Internet users;

        -         develop and upgrade our technology;

        -         effectively respond to competitive developments;

        -         continue to develop and extend the Go2Net brand;

        -         effectively generate revenues through sponsored services and placements;

        -         attract new qualified personnel; and

        -         retain existing qualified personnel.

We may not succeed in addressing these risks.

WE ANTICIPATE INCREASED OPERATING EXPENSES AND MAY EXPERIENCE LOSSES

         Since inception, we have incurred significant losses on an annual basis and, as of March 31, 1999, had an accumulated deficit of $56,977,712. Our lack of an extensive operating history makes prediction of future operating results difficult. We believe that a comparison of our quarterly reports is not meaningful. As a result, you should not rely on the results for any period as an indication of our future performance. Accordingly, although we reported pro forma income for the quarter ended March 31, 1999, there can be no assurance that we will generate significant revenues or that we will sustain this level of profitability in the future. We currently intend to increase substantially our operating expenses in order to expand and improve our Internet operations, fund increased advertising and marketing efforts, expand and improve our Internet user support capabilities and develop new Internet technologies, products and services. As a result, we may experience significant losses on a quarterly and annual basis.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE BECAUSE OF A NUMBER OF FACTORS, MANY OF WHICH ARE OUTSIDE OF OUR CONTROL

         Our quarterly operating results may fluctuate significantly as a result of a variety of factors, many of which are outside of our control. These factors include but are not limited to:

         -         the demand for Internet advertising;

         -         the level of usage of the Internet;

         -         the level of user traffic on our Websites;

         -         seasonal trends and budgeting cycles in advertising sales;

         - incurrence of costs relating to the development, operation and expansion of our Internet operations;

         - introduction of new products and services by us and our competitors;

         -         costs incurred with respect to acquisitions;

         -         price competition or pricing changes in the industry;

         -         technical difficulties or system failures; and

         - general economic conditions and economic conditions specific to the Internet and Internet media.

         We may from time to time make pricing, service or marketing decisions that may adversely affect our profitability in a given quarterly or annual period.

         We derive the majority of our revenues from the sale of advertisements under short-term contracts, which are difficult to forecast accurately. Our expense levels are based in part on expectations of future revenue and, to a large extent, are fixed. We may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall. Accordingly, the cancellation or deferral of advertising or sponsorship contracts could have a material adverse effect on our financial results. Our operating expenses are likely to increase significantly over the near term and, to the extent that our expenses increase but our revenues do not, our business, operating results, and financial condition may be materially and adversely affected.

         Our advertising revenue is also subject to seasonal fluctuations. Historically, advertisers spend less in the first and third calendar quarters and user traffic on our online media properties has historically been lower during the summer and during year-end vacation and holiday periods.


OUR SUCCESS DEPENDS ON OUR ABILITY TO MAINTAIN ADVERTISING REVENUES

         We derive a significant portion of our revenues from the sale of advertising on our Internet sites. We will not be able to maintain or increase our advertising revenues in the future if our advertising customers move their advertising to competing Internet sites or to traditional forms of media. Additionally, in selling Internet-based advertising, we depend in part on advertising agencies, which exercise substantial control over the placement of advertising for their clients. Our success will depend on our ability to retain, broaden and diversify our future base of advertising customers. In order to generate significant advertising revenues, we will depend on the development of a larger base of users of our Internet sites having demographic characteristics attractive to advertisers. If we are unable to retain paying advertising customers or we are forced to offer lower than anticipated advertising rates in order to retain advertising customers or to attract new advertising customers, our business, financial condition and operating results will be adversely affected and we may cease to be a commercially viable enterprise.

WE ARE UNABLE TO FORECAST OUR EXPENSES AND REVENUES ACCURATELY

         As a result of our limited operating history and the emerging nature of the Internet, including Internet-based advertising, subscription services and electronic commerce, we are unable to forecast our expenses and revenues accurately. Our current and future estimated expense levels are based largely on our estimates of future revenues and may increase because many of our significant operating expenses are either fixed, such as rent for office space, or subject to likely increases. Few, if any, of our operating expenses can be quickly or easily reduced in a manner which would not cause a material adverse effect to our business, financial condition and operating results. In addition, we may be unable to adjust spending in a timely manner to compensate for any unexpected expenditures; and a shortfall in actual revenues as compared to estimated revenues would have an immediate material adverse effect on our business, financial condition and operating results.

OUR ARRANGEMENTS WITH ADVERTISERS AND SPONSORS MAY EXPOSE US TO SIGNIFICANT FINANCIAL RISKS

         We enter into advertising arrangements with third parties to provide services on our Websites which involve a unique rate structure. Specifically, we receive sponsorship fees and, under certain circumstances, a portion of transaction revenues received by third party sponsors from users originated through our Websites, in return for minimum levels of user impressions or user requests for additional information made by clicking on the promotional hyperlink or advertisement. To the extent implemented, these arrangements expose us to potentially significant financial risks, including the risk that we fail to deliver required minimum levels of user impressions (in which case, these agreements typically provide for adjustments to the fees payable thereunder or "make good" periods) and that third party sponsors do not renew the agreements at the end of their terms. Some of these arrangements also require us to integrate advertisers' or sponsors' content with our services, which requires the dedication of resources and significant programming and design efforts to accomplish. There can be no assurance that we will be able to attract additional advertisers or sponsors or that we will be able to renew existing advertising arrangements when they expire. In addition, we have granted exclusivity provisions to some of our sponsors, and may in the future grant additional exclusivity provisions. These exclusivity provisions may have the effect of preventing us, for the duration of the exclusivity arrangements, from accepting advertising or sponsorship arrangements within a particular subject matter in our Websites or across our entire service. Our inability to enter into further sponsorships or advertising arrangements as a result of our exclusivity arrangements could have a material adverse impact our business, financial condition and operating results.

WE DEPEND ON THE CONTINUED GROWTH OF THE INTERNET AS AN ADVERTISING MEDIUM

         Use of the Internet by consumers is at an early stage of development and market acceptance of the Internet as a medium for information, entertainment, commerce and advertising is subject to a level of uncertainty. We believe that our success depends upon our ability to obtain significant revenues from our Internet operations, which will require the continued acceptance of the Internet as an advertising medium. We believe that most advertisers and advertising agencies have limited experience with the Internet as an advertising medium and most advertisers and advertising agencies have not devoted a significant portion of their advertising budgets to Internet-related advertising to date. In order for us to continue to generate advertising revenues, advertisers and advertising agencies must direct more of their budgets to the Internet as a whole, and specifically to our Internet sites. There can be no assurance that advertisers or advertising agencies will continue to allocate larger portions of their budgets to Internet-based advertising or that they will find Internet-based advertising to be more effective than advertising in traditional media such as television, print or radio. Advertisers may determine that banner advertising, which comprises the majority of our revenues, is not an effective advertising medium. We may not be able to effectively transition to any other forms of Web-based advertising, should such other forms prove more popular. Advertising filter software programs have become available that limit or remove banner advertising from Web pages viewed by an Internet user. Such software, if generally adopted by users, may have a materially adverse effect upon the viability of advertising on the Internet. Our advertising customers may not accept the internal and third-party measurements of impressions received by advertisements on Go2Net online media properties and such measurements may contain errors. We rely primarily on our internal advertising sales force for domestic advertising sales, which involves additional risks and uncertainties, including risks associated with the recruitment, retention, management, training, and motivation of sales personnel. As a result of these factors, we may not be able to sustain or increase current advertising sales levels. Failure to do so will have a material adverse effect on our business, operating results, and financial position.

WE DEPEND ON CONTINUED GROWTH IN E-COMMERCE AND INTERNET INFRASTRUCTURE DEVELOPMENT

         Use of the Internet by businesses and consumers as a medium for electronic commerce is at an early stage of development and is subject to a level of uncertainty. We depend on the growing use and acceptance of the Internet as an effective medium of commerce by merchants and customers. The use of and interest in the Internet is a relatively recent development. We cannot be certain that acceptance and use of the Internet will continue to develop as a medium for commerce or that a sufficiently broad base of merchants and consumers will adopt, and continue to use, the Internet as a medium of commerce.

         The emergence of the Internet as a commercial marketplace may occur more slowly than anticipated for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. If the number of Internet users or their use of Internet resources continues to grow, it may overwhelm the existing Internet infrastructure. Delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity could also have a detrimental effect. These factors could result in slower response times or adversely affect usage of the Internet, resulting in lower numbers of e-commerce transactions and lower demand for our services.


WE ARE EXPOSED TO E-COMMERCE SECURITY RISKS

         A requirement of the continued growth of e-commerce is the secure transmission of confidential information over public networks. We rely on public key cryptography and digital certificate technology to provide the security and authentication necessary for secure transmission of confidential information. Various regulatory and export restrictions may prohibit us from using the strongest and most secure cryptographic protection available and thereby expose us to a risk of data interception. A party who is able to circumvent our security measures could misappropriate proprietary information or interrupt our operations. Any such compromise or elimination of our security could reduce demand for our services.

         We may be required to expend significant capital and other resources to protect against such security breaches or to address problems caused by such breaches. Concerns over the security of the Internet and other online transactions and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. Because certain of our activities involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our security measures may not prevent security breaches, and failure to prevent such security breaches may disrupt our operations.


THE MARKET FOR OUR PRODUCTS AND SERVICES IS UNCERTAIN

         The market for our products and services is new and evolving, and therefore, it is difficult to predict whether the Internet will develop the necessary infrastructure. Market demand and acceptance of newly released products and services is highly uncertain. Our future success depends upon our ability to develop and provide on the Internet original and compelling products and services that will continue to attract and retain users with demographic characteristics valuable to the various advertisers and advertising agencies we target and to charge users a subscription fee for access to specific portions of our products and services. There can be no assurance that our products and services will be attractive enough to a sufficient number of Internet users to generate advertising revenues or to allow the charging of a subscription fee for our products and services. There also can be no assurance that we will be able to anticipate, monitor and successfully respond to rapidly changing consumer tastes and preferences so as to attract a growing number of users to our Internet sites with characteristics desirable to advertisers and advertising agencies or those users who are otherwise willing to pay to access specific portions of our products and services. Internet users can freely navigate and instantly switch among a large number of Internet sites, many of which offer competitive products and services, making it difficult for us to distinguish our product offerings and attract users. In addition, many other Internet sites offer very specific, highly targeted products and services that may have greater appeal than the products and services offered on our Internet sites. If we are unable to develop original and compelling Internet-based products and services, we will be unable to generate sufficient advertising or subscription revenues, and our business, financial condition and operating results will be adversely affected.

THE MARKET FOR OUR PRODUCTS AND SERVICES HAS A LOW BARRIER OF ENTRY

         The market for Internet-based products and services is relatively new, intensely competitive and rapidly evolving. There are minimal barriers to entry, and current and new competitors can launch new Internet sites at a relatively low cost within relatively short time periods. In addition, we compete for the time and attention of Internet users with thousands of non-profit Internet sites operated by individuals, government and educational institutions. Existing and potential competitors also include magazine and newspaper publishers, cable television companies and start-up ventures attracted to the Internet market. As a result, we expect competition to persist and intensify and the number of competitors to increase significantly in the future. As we attempt to expand the scope of our Internet sites and product offerings, we will compete with a greater number of Internet sites and other companies. Because the operations and strategic plans of existing and future competitors are undergoing rapid change, it is extremely difficult for us to anticipate which companies are likely to offer competitive products and services in the future. There can be no assurance that our Internet sites will compete successfully.

MARKET CONSOLIDATION IS CREATING MORE FORMIDABLE COMPETITORS.

         In  the  recent  past,   there  have  been  a  number  of   significant
acquisitions and strategic plans announced among and between many of our competitors, including:

        -        The Walt Disney Company acquiring a significant interest in Infoseek;

        -        AOL acquiring Netscape;

        -        Yahoo! Acquiring GeoCities Corporation and Broadcast.com;

        - @Home Networks, a provider of high speed internet access serving the cable television infrastructure and the largest stockholder of which is AT&T, acquiring Excite;

        -        NBC announcing that it intends to merge its Internet assets with XOOM.com, Inc. and Snap.com, a subsidiary of
                 CNET; and

        -        CMGI, Inc. announcing its acquisition of AltaVista from Compaq.

     The effect of these completed and pending acquisitions and strategic plans on Go2Net cannot be predicted with certainty, but all of these competitors are aligned with companies that are significantly larger or more well established than Go2Net. In particular, many of them are television broadcasters having substantial marketing resources and capabilities to assist our competitors. As a result, each of them will have access to significantly greater financial, marketing and, in some cases, technical resources than Go2Net.

RECENT ALLIANCES MAY MAKE IT MORE DIFFICULT TO ACCESS OUR PRODUCTS AND MEDIA PROPERTIES.

     The recent acquisitions and alliances discussed above will result in greater competition as more users of the Internet consolidate on fewer services that incorporate search and retrieval features. In addition, providers of software and other Internet products and services are incorporating search and retrieval features into their offerings. For example, Web browsers offered by Netscape and Microsoft increasingly incorporate prominent search buttons that direct search traffic to competing services. These features could make it more difficult for Internet users to find and use our products and services. Netscape has an agreement with Excite under which Excite is the most prominent navigational service within the Netcenter website. In the future, Netscape, Microsoft and other browser suppliers may also more tightly integrate products and services similar to ours into their browsers or their browsers' pre-set home pages. Any of these companies could take actions that would make it more difficult for consumers to find and use Go2Net services. Microsoft recently announced that it will feature and promote Internet search services provided by Alta Vista and signed a long term partnership with LookSmart to provide directory services in the Microsoft Network and other Microsoft online properties. Such search services may be tightly integrated into future versions of the Microsoft operating system, the Internet Explorer browser, and other software applications, and Microsoft may promote such services within the Microsoft Network or through other Microsoft affiliated end-user services such as MSNBC or WebTV Networks. Each of these situations creates a potential competitive advantage over ours because their Internet navigational offerings may be more conveniently accessed by users.

OUR COMPETITORS HAVE GREATER RESOURCES THAN WE DO

     Many, if not all, of our competitors have significantly greater resources than we do. In particular, our competitors have greater financial, editorial, technical and marketing resources, longer operating histories, greater name recognition, and greater experience than we do. Additionally, our competitors have established relationships with more advertisers and advertising agencies. And they are able to undertake more extensive marketing campaigns, adopt more aggressive advertising and subscription price policies and devote substantially more resources to developing Internet-based products and services than we are. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures faced by us will not materially adversely affect our business, financial condition and operating results.

INCREASED COMPETITION MAY EXERT DOWNWARD PRICING PRESSURE ON ADVERTISING CONTRACTS.

     We compete with online services, other website operators and advertising networks, as well as traditional offline media such as television, radio and print for a share of advertisers' total advertising budgets. We believe that the number of companies selling Web-based advertising and the available inventory of advertising space has recently increased substantially. Accordingly, we may face increased pricing pressure for the sale of advertisements, which could reduce our advertising revenues. In addition, our sales may be adversely affected to the extent that our competitors offer superior advertising services that better target users or provide better reporting of advertising results.

WE MUST DEVELOP AND MAINTAIN A "BRAND IDENTITY" FOR OUR PRODUCTS

     We believe that maintaining and building the Go2Net brand is a critical aspect of our efforts to attract an Internet audience. In addition, we believe that the importance of brand recognition will increase due to the anticipated increase in the number of Internet sites and the relatively low barriers to entry to providing Internet-based products and services. Promoting the Go2Net brand name will depend on our continued ability to develop and deliver original and compelling Internet- based products and services. If Internet users do not continue to perceive our Internet sites to be of sufficient interest and usefulness, we will be unsuccessful in promoting and maintaining our brand. If we expand the focus of our operations beyond providing our current Internet sites, we risk diluting our brand, confusing users and advertisers, and decreasing the attractiveness of our audience to advertisers. In order to respond to competitive pressures, we may find it necessary to increase our budget for developing our products and services or otherwise to increase substantially our financial commitment to creating and maintaining a distinct brand loyalty among users. If we are unable to provide Internet-based products and services or otherwise fail to promote and maintain the Go2Net brand, or we incur significant expenses in an attempt to improve our products and services or promote and maintain our brand, our business, financial condition and operating results will be adversely affected.

THE INTERNET IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGES, AND WE MUST ADAPT QUICKLY TO THESE CHANGES TO COMPETE EFFECTIVELY.

     The market for Internet products and services is characterized by rapid technological developments, evolving industry standards and customer demands, and frequent new product introductions and enhancements. For example, to the extent that higher bandwidth Internet access becomes more widely available, we may be required to make significant changes to the design and content of our products and media properties. Failure to effectively adapt to these or any other technological developments could adversely affect our business, operating results, and financial condition.

WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH AND INTEGRATING RECENTLY ACQUIRED COMPANIES

     Our recent growth has placed a significant strain on our managerial, operational, and financial resources. To manage our growth, we must continue to implement and improve our operational and financial systems and to expand, train, and manage our employee base. Any inability to manage growth effectively could have a material adverse effect on our business, operating results, and financial condition.

     The process of managing advertising within large, high traffic websites such as ours is an increasingly important and complex task. We rely on both internal and licensed third-party advertising inventory management and analysis systems. To the extent that any extended failure of our advertising management system results in incorrect advertising insertions, we may be exposed to "make good" obligations, which, by displacing advertising inventory, could defer advertising revenues. Failure of our advertising management systems to effectively scale to higher levels of use or to effectively track and provide accurate and timely reports on advertising results also could negatively affect our relationships with advertisers.

     As part of our business strategy, we have completed several acquisitions and expect to enter into additional business combinations and acquisitions including our acquisitions of Silicon Investor, Web21, Hypermart, Haggle Online, Virtual Avenue, IQC and Authorize.net. Go2Net expects to enter into additional business combinations and acquisitions. Acquisition transactions are accompanied by a number of risks, including:

     -                 the difficulty of assimilating the operations and personnel of the acquired companies;

     -                 the potential disruption of our ongoing business and distraction of management;

     -                 the difficulty of incorporating acquired technology or content and rights into our products and media properties;

     - the correct assessment of the relative percentages of in-process research and development expense which can be immediately written off as compared to the amount which must be amortized over the appropriate life of the asset;

     -                 the failure to successfully develop an acquired in-process technology resulting in the impairment of amounts currently capitalized as intangible assets;

     -                 unanticipated expenses related to technology integration;

     -                 the maintenance of uniform standards, controls, procedures and policies;

     -                 the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

     -                 the potential unknown liabilities associated with acquired businesses.

     We may not be successful in addressing these risks or any other problems encountered in connection with such acquisitions.

WE MAY BE SUBJECT TO RISKS ASSOCIATED WITH FUTURE ACQUISITIONS

     In the future, we may pursue acquisitions of companies, technologies or assets that complement our business. There can be no assurance that we will be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition or successfully integrate any acquired business into our operations. Acquisitions may result in the potentially dilutive issuance of equity securities, the incurrence of additional debt, the write-off of in-process research and development or software acquisition and development costs, and the amortization of expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on our business, financial condition and results of operations. As described above, acquisitions would involve numerous additional risks, including difficulties in the assimilation of the operations, services, products and personnel of the acquired company, the diversion of management's attention from other business concerns along with the risks involved in entering markets in which we have little or no experience. We have, and may in the future, make investments in companies involved in the development of technologies or services that are complementary or related to our operations. Problems with an acquired business could have a material adverse effect on our performance as a whole.

RISKS ASSOCIATED WITH THE ACQUISITION BY VULCAN VENTURES OF GO2NET CAPITAL
STOCK.

     Influence over Go2Net Actions. Vulcan Ventures Incorporated recently acquired approximately 33.95% of Go2Net's outstanding common stock (including common stock issuable upon conversion of Series A Preferred Stock). Vulcan's ownership could be sufficient to enable Vulcan to significantly influence the vote on most matters submitted to a vote of the public shareholders, including the election of the Board of Directors. Vulcan has acquired the right to designate two directors to serve on Go2Net's Board of Directors.

     Conflicts of Interest. Conflicts of interest may arise as a consequence of the relationship between Vulcan and Go2Net, including:

     - conflicts between Vulcan, as a shareholder with a significant ownership interest in Go2Net and representation on the Board of Directors, and the other shareholders of Go2Net, whose interests may differ with respect to, among and other things, the strategic direction of Go2Net or significant corporate transactions,

     - conflicts arising in respect of corporate opportunities that could be pursued by Go2Net, on the one hand, or by Vulcan and any of its other affiliated entities, on the other hand, or

     - conflicts arising in respect of any new contractual relationships between Go2Net, one the one hand, and Vulcan and any of its other affiliated entities, on the other hand.

     To the extent that conflicts arise as a result of Vulcan's relationship Go2Net, the Board of Directors (including any directors nominated by Vulcan) would be guided by its fiduciary obligations as directors under Delaware law, including the directors' duty of loyalty. In addition, Vulcan's beneficial ownership of approximately 33.95% of Go2Net's outstanding common stock will make it more difficult for a third party to effect a change in management or to acquire control of Go2Net without the approval of Vulcan and, therefore, may delay, prevent or deter a proxy contest for control of Go2Net or other changes in management, or discount bids for a merger, acquisition or tender offer, in which Go2Net's shareholders could receive a premium for their shares.

     Blocking Rights. Vulcan is not required to sell its block of shares, even if an offer is made that might be attractive to the other shareholders. In addition, the consent of the holders of Series A Preferred Stock, voting as a class, is required to effect particular corporate actions, including without limitation, to amend Go2Net's Restated Certificate of Incorporation or By-laws in any manner that would adversely affect the powers, preferences or special rights of the Series A Preferred Stock.

     Distribution Agreement. One of the important considerations for Go2Net in entering into the Vulcan transactions was the fact that Vulcan, through its affiliated entities, operates cable systems that serve over 5,000,000 cable subscribers and that such cable companies may provide an opportunity for Go2Net to establish a distribution or other relationship with them. As a result of the Vulcan transactions, these cable companies have commenced negotiations with Go2Net with respect to the establishment of a distribution or other relationship to offer Go2Net's content to their subscribers. There can be no assurance that an agreement will be reached or, if an agreement is reached, that it will be profitable to Go2Net.

WE ARE DEPENDENT ON KEY PERSONNEL

     Our future success depends to a significant degree on the skill, experience and efforts of Russell C. Horowitz, Michael J. Riccio, Jr., John Keister and the other members of our management team, as well as on our ability to retain and motivate our officers and key employees. The loss of Mr. Horowitz, Mr. Riccio, Mr. Keister or the other members of our management team could have a material adverse effect on our business, operating results and financial condition. We also depend on the ability of our executive officers and other members of senior management to work effectively as a team. We have entered into employment agreements with Messrs. Horowitz, Keister and Riccio. We maintain $10,000,000 "key man" life insurance policies on the lives of Mr. Riccio and Mr. Keister and a $20,000,000 "key man" life insurance policy on the life of Mr. Horowitz.

WE MUST HIRE AND RETAIN SKILLED PERSONNEL IN A TIGHT LABOR MARKET

     Qualified personnel are in great demand throughout the technology industry. Our future success depends on our continuing ability to attract and retain highly qualified technical and managerial personnel. There can be no assurance that we will be able to retain our existing employees and independent contractors or that we will be able to attract, assimilate or retain sufficiently qualified personnel in the future. The inability to attract and retain the necessary technical, managerial, design, editorial, sales and marketing personnel could have a material adverse effect on our business, financial condition and operating results.

WE DEPEND UPON THIRD PARTIES FOR CRITICAL ELEMENTS OF OUR BUSINESS

     We depend upon third parties in order to advertise our Internet sites on other Internet sites. In addition, the willingness of the owners and operators of such sites to direct users to our Internet sites through hypertext links are critical to the success of our Internet operations.
There can be no assurance that we will establish or maintain such arrangements in the future.

WE DEPEND ON THIRD PARTIES FOR CONTENT DEVELOPMENT OF OUR INTERNET SITES

     Our ability to develop original and compelling Internet-based products and services is also dependent on maintaining relationships with and using products provided by third-party vendors. Developing and maintaining satisfactory relationships with third parties could become more difficult and more expensive as competition increases among Internet sites. If we are unable to develop and maintain satisfactory, relationships with third parties on terms acceptable to us, or if our competitors are better able to leverage these relationships, our business, financial condition and operating results will be materially adversely affected. We have relied, and will continue to rely substantially, on the product and service development efforts of third parties. For example, we rely on S&P Comstock, Dow Jones & Company. Inc., New York Stock Exchange, Inc., The Nasdaq Stock Market, Inc., News Alert, Junglee, Edgar Online, Reuters and Market Guide, Inc. to provide a significant portion of the information included on our Internet sites. There can be no assurance we will maintain these relationships in the future. Any failure of these third parties to provide this information to us could have a material adverse effect on our business, financial condition and operating results.

OUR PERFORMANCE DEPENDS ON THE SUCCESS OF THE METACRAWLER LICENSE

     We entered into a License Agreement with Netbot, Inc. (the "MetaCrawler License Agreement"), in which Netbot, Inc. granted us an exclusive (subject to some limited exceptions), worldwide license to provide the MetaCrawler Service. As part of the MetaCrawler License Agreement, we have the exclusive right to operate, modify and reproduce the MetaCrawler Service (including, without limitation, the exclusive right to use, modify and reproduce the name "MetaCrawler" and the MetaCrawler URL in connection with the operation of the MetaCrawler Service). A material portion of the traffic to our Internet sites is currently derived from users of the MetaCrawler Service. A termination of the MetaCrawler License Agreement or the inability of Go2Net to continue to provide access to the search engines included in the MetaCrawler Service, could have a material adverse effect on our business, financial condition and operating results. Netbot has licensed the MetaCrawler Service and the other intellectual property rights associated therewith from the University of Washington on an exclusive basis. The license has been granted to us by Netbot on an exclusive basis, but Netbot has reserved the right to use, modify, reproduce and license the MetaCrawler search engine for any purpose other than the provision of the MetaCrawler Service. The license is subject to the rights of the University of Washington to use, modify and reproduce the MetaCrawler search engine and derivatives of the MetaCrawler site to operate Internet sites for internal purposes within the University of Washington domain and to use, modify and reproduce any of the licensed technologies for research, instructional and academic purposes. The search technology underlying the MetaCrawler Service and the MetaCrawler trademark is licensed to or owned by Netbot and sublicensed to use pursuant to the MetaCrawler License Agreement.

WE MUST CONTINUE TO DIVERSIFY OUR REVENUE STREAMS

     The long-term success of our business strategy will depend to a significant extent on our ability to successfully diversify our revenue streams. We currently derive revenue from advertising, licensing, subscriptions and electronic commerce. However, we are largely dependent on advertising revenues, and continue to seek out ways to develop these other sources of revenue. This includes the investigation of new business areas. Expansion into new business areas and new Internet sites may bring us into direct competition with new competitors. Any expansion of product offerings or operations, or new Internet sites developed and launched by us that are not favorably received by Internet users could damage our reputation or the Go2Net brand. Expansion into new business areas or the development and launching of new Internet sites will also require significant additional expenses and programming and other resources.
It will also strain our management, financial and operational resources.

     From time to time, the Company may entertain new business opportunities and ventures in a broad range of areas. Typically, such opportunities require extended negotiations, the outcome of which cannot be predicted. If the Company were to enter into such a venture, the Company could be required to invest a substantial amount of capital, which could have a material adverse effect on the Company's financial condition and its ability to implement its existing business strategy. Such an investment could also result in large and prolonged operating losses for the Company. Further, such negotiations or ventures could place additional, substantial burdens on the Company's management personnel and its financial and operational systems. There can be no assurance that such a venture would ever achieve profitability, and a failure by the Company to recover the substantial investment required to launch and operate such a venture would have a material adverse effect on the Company's business, financial condition and operating results.

WE ARE SUBJECT TO SYSTEM DISRUPTIONS AND CAPACITY CONSTRAINTS

     The satisfactory performance, reliability and availability of our Internet sites and our computer network infrastructure are critical to attracting Internet users and maintaining relationships with advertising customers. Our Internet-based advertising revenues will be directly related to the number of advertisement impressions delivered by us. System interruptions that result in the unavailability of our Internet sites or slower response times for users would reduce the number of advertisements delivered and reduce the attractiveness of our Internet sites to users and advertisers. We may experience periodic system interruptions from time to time in the future. Additionally, any substantial increase in traffic on our Internet sites may require us to expand and adapt our computer network infrastructure. Our inability to add additional computer software, hardware and bandwidth to accommodate increased use of our Internet sites may cause unanticipated system disruptions and result in slower response times. There can be no assurance that we will be able to expand our computer network infrastructure on a timely basis to meet increased use. Any system interruptions or slower response times resulting from these factors could have a material adverse effect on our business, financial condition and operating results. We are dependent on third parties for uninterrupted Internet access. In addition, we are dependent on various third parties for substantially all of our news and information. Loss of these services from any one or more of third parties may have a material adverse effect on our business, financial condition and operating results. No assurance can be given as to whether, or on what terms, we would be able to obtain these services from other third parties in the event of the loss of any of these services.

     Our Internet operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control.
There can be no assurance that interruptions in service will not materially adversely affect our operations in the future. While we carry business interruption insurance to compensate us for losses that may occur, there can be no assurance that insurance will be sufficient to provide for all losses or damages that we incur.

WE ARE SUBJECT TO U.S. AND FOREIGN GOVERNMENT REGULATION OF THE INTERNET, THE IMPACT OF WHICH IS DIFFICULT TO PREDICT.

     There are currently few laws or regulations directly applicable to the Internet. The application of existing laws and regulations to Go2Net relating to issues such as user privacy, defamation, pricing, advertising, taxation, gambling, sweepstakes, promotions, content regulation, quality of products and services, and intellectual property ownership and infringement can be unclear. In addition, we will also be subject to new laws and regulations directly applicable to our activities. Any existing or new legislation applicable to us could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and dampen the growth in use of the Web.

     Other nations, including Germany, have taken actions to restrict the free flow of material deemed to be objectionable on the Web. The European Union has recently adopted privacy and copyright directives that may impose additional burdens and costs on our international operations. In addition, several telecommunications carriers, including America's Carriers' Telecommunications Association, are seeking to have telecommunications over the Web regulated by the FCC in the same manner as other telecommunications services. Many areas with high Web use have begun to experience interruptions in phone service, and local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate ISPs and OSPs and to impose access fees. A number of proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services through the Internet. If any such proposals are adopted, it could substantially impair the growth of the Internet and adversely affect us.

     Several recently passed federal laws could have an impact on our business. The Digital Millennium Copyright Act is intended to reduce the liability of online service providers for listing or linking to third-party websites that include materials that infringe copyrights or other rights of others. The Children's Online Protection Act and the Children's Online Privacy Protection Act are intended to restrict the distribution of materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors. In addition, the Protection of Children From Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under some circumstances. We are currently reviewing this legislation, and cannot currently predict the effect, if any, that it will have on our business. Such legislation may impose significant additional costs on our business or subject us to additional liabilities.

     Due to the global nature of the Web, it is possible that the governments of other states and foreign countries might attempt to regulate its transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws. Such laws may be modified, or new laws enacted, in the future. Any such developments could have a material adverse effect on our business, results of operations, and financial condition.

WE MAY BE SUBJECT TO A VARIETY OF LEGAL UNCERTAINTIES THAT IMPAIR OUR BUSINESS

     As a publisher and a distributor of content over the Internet, we face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute. In addition, we could be exposed to liability with respect to the content or unauthorized duplication of material indexed in our search services. Although we carry liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

     We host a wide variety of services that enable individuals to exchange information, generate content, conduct business and engage in various online activities, including services relating to online auctions and the homesteading and other services. The law relating to the liability of providers of these online services for activities of their users is currently unsettled. Claims could be made against us for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud, or other theories based on the nature and content of information that we provide links to or that may be posted online or generated by our users or with respect to auctioned materials. These types of claims have been brought, and sometimes successfully pressed, against online service providers in the past. In addition, we are aware that governmental agencies are currently investigating the conduct of online auctions.

     We also periodically enter into arrangements to offer third-party products, services, or content under the Go2Net brand or via distribution on Go2Net properties, including stock quotes and trading information. We may be subject to claims concerning these products, services or content by virtue of our involvement in marketing, branding, broadcasting or providing access to them, even if we do not ourself host, operate, provide, or provide access to these products, services or content. While our agreements with these parties often provide that we will be indemnified against such liabilities, such indemnification may not be adequate.

     It is also possible that, if any information provided directly by us contains errors or is otherwise negligently provided to users, third parties could make claims against us. For example, we offer Web-based email services, which expose us to potential risks, such as liabilities or claims resulting from unsolicited email, lost or misdirected messages, illegal or fraudulent use of email, or interruptions or delays in email service.

WE MAY BECOME INVOLVED IN INTELLECTUAL PROPERTY LITIGATION

     From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of the trademarks and other intellectual property of third parties by us or our licensees. Such claims could result in the expenditure of significant financial and managerial resources. Two of our competitors Excite and Netscape, were recently sued by Playboy Enterprises on trademark infringement claims. These claims relate to the practice of displaying banner ads for Playboy competitors when users perform a search on specific key words which include trade names belonging to Playboy. A similar lawsuit has been filed by Estee Lauder against Excite and Fragrance Counter. These lawsuits call into question the common and lucrative practice of selling banner ads against specific keywords. The outcome of those cases is unknown at this time. To this date, we are not aware of any legal proceedings or claims against us. Such proceedings or claims could, if brought or asserted, have a material adverse effect on our business, financial condition and operating results.

WE DEPEND ON LICENSED TECHNOLOGY IN OUR PRODUCTS AND SERVICES

     We are dependent upon obtaining existing third party technology related to our operations. To the extent new technological developments are unavailable to us on terms acceptable to us or if at all, we may be unable to continue to execute our business plan and our business, financial condition and operating results would be materially adversely affected.

OUR SUCCESS DEPENDS ON OUR ABILITY TO PROTECT OUR PROPRIETARY TECHNOLOGY

     Our success is dependent upon our ability to protect and leverage the value of our original Internet technologies, software, content and our trademarks, trade names, service marks, domain names and other proprietary rights we either currently have or may have in the future. We have filed service marks for our logo and name, as well as for the names of each of our sites. In addition, given the uncertain application of existing copyright and trademark laws to the Internet, there can be no assurance that existing laws will provide adequate protection for our technologies, sites or domain names. Policing unauthorized use of our technologies, content and other intellectual property rights entails significant expenses and could otherwise be difficult or impossible to do given the global nature of the Internet.

OUR SUCCESS DEPENDS ON OUR ABILITY TO OBTAIN ADDITIONAL CAPITAL

     We intend to enhance and expand our Internet sites in order to improve our competitive position and meet the increasing demands for quality Internet-based products and services and competitive advertising and subscription pricing. Our ability to grow will depend in part on our ability to expand and improve our Internet operations, expand our advertising and marketing efforts, expand and improve our Internet user support capabilities and develop new Internet technologies, products and services. As a result, we may need to raise additional capital in the foreseeable future from public or private equity or debt sources in order to finance such possible growth. In addition, we may need to raise additional funds in order to avail ourselves of unanticipated opportunities (such as more rapid expansion, acquisitions of complementary businesses or the development of new products or services), to react to unforeseen difficulties (such as the loss of key personnel or the rejection by Internet users or potential advertisers of our Internet- based products and services) or to otherwise respond to unanticipated competitive pressures. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then existing shareholders would be reduced, shareholders may experience additional and significant dilution and the equity securities may have rights, preferences or privileges senior to those of the holders of Common Stock. There can be no assurance that additional financing will be available on terms acceptable to us or at all. If adequate funds are not available or are not available on terms acceptable to us, we may be unable to implement our business, sales or marketing plan, respond to competitive forces or take advantage of perceived business opportunities, which could have a material adverse effect in the Company's business, financial condition and operating results.

WE MAY BE AFFECTED BY GENERAL ECONOMIC CONDITIONS

     Our business, financial condition and operating results will be subject to fluctuations based upon general economic conditions. If there were to be a general economic downturn or a recession, however slight, then we expect that business entities, including our advertisers and potential advertisers, could substantially and immediately reduce their advertising and marketing budgets. In addition, our ability to charge subscription fees for access to specific portions of our Internet sites or to engage in commerce via the Internet would be adversely affected, thereby resulting in a material adverse effect on the Company's business, financial condition and operating results.

WE MAY BE ADVERSELY IMPACTED BY YEAR 2000 ISSUES

     Many currently installed computer systems and software products are dependent upon internal calendars coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. We have completed our review of the potential impact of Year 2000 issues and do not anticipate any significant costs, problems or uncertainties associated with becoming Year 2000 compliant. Our failure or our software providers' failure to adequately address the Year 2000 issue could result in misstatement of reported financial information or otherwise adversely affect the Company's business operations.

     State of Readiness. We have completed our assessment of all current versions of our information technology systems and we believe we are year 2000 compliant. The supplier of our current financial and accounting software has informed us that such software is year 2000 compliant. We have been informed by our financial institutions that they are in the process of making their information systems year 2000 compliant, and that this process will be complete by the beginning of 1999.

     Costs. To date, we have not incurred any material expenditure in connection with identifying or evaluating year 2000 compliance issues. Most of our expenses have related to the retention of an outside consultant to evaluate our financial and accounting software, and the opportunity cost of time spent by our employees evaluating this software and year 2000 compliance matters generally. Although we are not aware of any material operational issues or costs associated with preparing our internal systems for the year 2000, there can be no assurances that we will not experience serious unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in our internal systems, which are comprised predominantly of acquired technology and our own software developments. We believe that internally generated funds or available cash would be sufficient to cover the costs of year 2000 compliance. At this time, based upon the information provided to us, we do not believe there exists a material impact of year 2000 compliance issues relating to our non-IT systems, our vendors, our customers and other parties. We continue to update our assessment of year 2000 issues as it relates to our non-IT systems, our vendors, our customers and other parties.

     Contingency Plan. As we are not aware of any material year 2000 compliance issues, we have not developed a year 2000-specific contingency plan. We continue to assess the impacts of year 2000 issues, and if year 2000 compliance issues are discovered, we will evaluate the need for one or more contingency plans relating to such issues.

OUR STOCK PRICE HAS HISTORICALLY BEEN VOLATILE, WHICH MAY MAKE IT MORE DIFFICULT FOR YOU TO RESELL SHARES WHEN YOU CHOOSE TO AT PRICES YOU FIND ATTRACTIVE.

     The trading price of our common stock has been and may continue to be subject to wide fluctuations. During the first six months of 1999, the closing sale prices of our common stock on the Nasdaq Stock Market ranged from $8.84 (adjusted to reflect two stock splits) to $99.50. The stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.

                                 USE OF PROCEEDS

     All proceeds from the sale of the Shares are solely for the account of the selling shareholders. Accordingly, we will not receive any proceeds from sales of the Shares.

ISSUANCE OF COMMON STOCK TO SELLING SHAREHOLDERS

     On April 15, 1999, we issued an aggregate of 82,000 shares of common stock to shareholders of Haggle Online, Inc., a Delaware corporation, pursuant to a merger agreement. Under the terms of the merger agreement, Haggle Online became a wholly-owned subsidiary of Go2Net.

     On April 28, 1999, we issued an aggregate of 300,000 shares of common stock to shareholders of USA Online, Inc., a New Jersey corporation, pursuant to a merger agreement. Under the terms of the merger agreement, USA Online became a wholly-owned subsidiary of Go2Net.

     On May 13, 1999, we issued an aggregate of 226,626 shares of common stock to shareholders of IQC Corporation, a California corporation, pursuant to a merger agreement. Under the terms of the merger agreement, IQC became a wholly-owned subsidiary of Go2Net.

     On July 1, 1999, we issued an aggregate of 903,888 shares of common stock to shareholders of Authorize.Net Corporation, a Utah corporation, pursuant to a merger agreement. Under the terms of the merger agreement, Authorize.Net Corporation was merged with and into 3I Acquisition Corp., a wholly-owned subsidiary of Go2Net.

PLAN OF DISTRIBUTION

     Shares of common stock covered hereby may be offered and sold from time to time by the selling shareholders. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may sell the Shares being offered hereby as follows: (i) on The Nasdaq National Market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or (ii) in private sales at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale.

        -         on any of the United States securities exchanges where our capital stock is listed, including The Nasdaq National
                  Market;

        -         in the over-the-counter market;

        -         in transactions other than on such exchanges or in the over-the-counter market;

        -         in connection with short sales of the Shares;

        -         by pledge to secure debts and other obligations;

        -         in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

        -         in a combination of any of the above transactions.

         The selling shareholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

         The selling shareholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling shareholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

         We have agreed to keep the Registration Statement of which this prospectus constitutes a part effective until July 1, 2000. No sales may be made pursuant to this prospectus after such date unless we amend or supplement this prospectus to indicate that it has agreed to extend such period of effectiveness. There can be no assurance that the selling shareholders will sell all or any of the shares of common stock offered hereunder.


                              SELLING SHAREHOLDERS

         All of the common stock registered for sale pursuant to this prospectus will be owned immediately after registration by the selling shareholders as the former shareholders of Haggle Online, USA Online, IQC and Authorize.net and all of the shares offered by the selling shareholders were acquired in connection with the Haggle Online, USA Online, IQC and Authorize.net mergers. None of the selling shareholders has a material relationship with us, except that some selling shareholders are or will be employees of Go2Net.

         The following table sets forth relevant information known to us with respect to beneficial ownership of Go2Net's common stock as of July 12, 1999, by each selling shareholder. The following table assumes that the selling shareholders sell all of the Shares. Go2Net is unable to determine the exact number of Shares that actually will be sold.




                                                                                 SHARES WHICH
                                               SHARES BENEFICIALLY                MAY BE SOLD                     SHARES
                                                      OWNED                      PURSUANT TO               BENEFICIALLY OWNED
                                                  PRIOR TO OFFERING(1)          THIS PROSPECTUS (2)        AFTER OFFERING (3)
                                                  --------------------          -------------------        ------------------


SELLING SHAREHOLDERS                        NUMBER            PERCENT                                     NUMBER           PERCENT

FORMER HAGGLE SHAREHOLDERS

Doug Salot                                   73,800           *                     73,800                0                *

Carol Feigenbaum                              8,200           *                      8,200                0                *

FORMER USA ONLINE SHAREHOLDERS

Tian Shan Zhan                              112,000           *                    112,000                0                *

Zigiang Guo                                  70,000           *                     70,000                0                *

Ya Qi Li                                     48,000           *                     48,000                0                *

Zhongwei Zhu                                 36,400           *                     36,400                0                *

Hong Shi                                     26,400           *                     26,400                0                *

Jun Ye                                        7,200           *                      7,200                0                *

FORMER IQC SHAREHOLDERS

Goldenwood International, Inc.               92,916           *                     92,916                0                *

Eric Wu                                      12,950           *                     12,950                0                *

Jeff Wu                                       9,712           *                      9,712                0                *

Eng Tai Wu                                    9,712           *                      9,712                0                *

I Wei Lai                                     4,208           *                      4,208                0                *

Yong  Chun Tang                              19,426           *                     19,426                0                *

Cubic Science, Inc.                           6,476           *                      6,476                0                *

Jen  Chun Lo                                 19,426           *                     19,426                0                *

Daqi Lu (4)                                  51,800           *                     25,900                25,900           *

Weihua Xu (4)                                51,800           *                     25,900                25,900           *

FORMER AUTHORIZE.NET SHAREHOLDERS

David O. Heaps                              302,841           *                    302,841                0                *

W. Jeffrey Knowles                          302,841           *                    302,841                0                *

W. Eric Carlborg                             38,828           *                     38,828                0                *

Russell H. Day                               23,295           *                      9,467                13,828           *

InSight Capital Partners III, L.P.           52,103           *                     52,103                0                *

Steven G. Hatch                               8,415           *                      8,415                0                *

Patrick O'Keefe                               8,415           *                      8,415                0                *

Scott R. Nelson                               8,415           *                      8,415                0                *


Jeffrey Klemin                                8,415           *                     8,415                 0                *

Jeffrey Orr                                   8,415           *                     8,415                 0                *

Gerald M. Williams                            1,262           *                     1,262                 0                *

Galde L. Tregaskis                           27,349           *                    27,349                 0                *

Home Realty Group Inc.                       24,719           *                    24,719                 0                *

Mann L. C.                                    4,734           *                     4,734                 0                *

Larry E. and Janice Jensen                    6,837           *                     6,837                 0                *

David L. and Carol M. Hatch                   6,417           *                     6,417                 0                *

Boyd and Sharon McKnight                      6,837           *                     6,837                 0                *

Ron and Kathy Carlile                         6,837           *                     6,837                 0                *

Kerry and Carol Collings                      8,415           *                     8,415                 0                *

Christian Lovejoy                            10,519           *                    10,519                 0                *

Hugh G. Judge                                10,519           *                    10,519                 0                *

Lynn Turner                                   5,259           *                     5,259                 0                *

Ann T. Reffel                                 1,052           *                     1,052                 0                *

Justin and Melissa O'Driscoll                 1,052           *                     1,052                 0                *

Harvey W. and Patricia A. Hutchings           5,259           *                     5,259                 0                *

Nancy V. Emmons                               2,630           *                     2,630                 0                *

American Pension Services
  FUB Custodian For Nancy V. Emmons
  IRA # 3151                                  2,630           *                     2,630                 0                *

Kirk J. Dunn                                    263           *                       263                 0                *

Geoffrey G. Griffin                           4,208           *                     4,208                 0                *

Randy Burnyeat                                2,104           *                     2,104                 0                *

Jon C. H. Jordan                              4,208           *                     4,208                 0                *

Ellen Tregaskis                               4,208           *                     4,208                 0                *

Evan and Lisa Barrow                          5,259           *                     5,259                 0                *

Darlene Luke                                  3,156           *                     3,156                 0                *


*   Less than 1.0% of the Company's outstanding Common Stock.

(1) The number and percentage of shares beneficially owned was determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this Prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

(2) Includes an aggregate of 224,068 shares of Common Stock beneficially owned by the selling shareholders that have been deposited in escrow pursuant to the Haggle Online, USA Online, IQC and Authorize.Net Merger Agreements, to secure the indemnification obligations of the selling shareholders. The escrowed shares may not be sold by the selling shareholders until they are released from the escrow.

(3) Assumes that each selling shareholder will sell all of the Shares set forth above under "Shares Which May Be Sold Pursuant to This Prospectus". There can be no assurance that the selling shareholders will sell all or any of the Shares offered under this prospectus.

(4) Includes an aggregate of 25,900 options which are exercisable within 60 days.

                                  LEGAL MATTERS

         The validity of the Shares offered hereby will be passed upon by Hutchins, Wheeler & Dittmar, A Professional Corporation, Boston, Massachusetts, counsel to the Company.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended September 30, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing. In addition, Ernst & Young LLP have audited the financial statements of Haggle Online, Inc. and USAOnline, Inc. included in our current report on Form 8-K/A filed June 2, 1999, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. The financial statements of Haggle Online, Inc. and USAOnline, Inc. are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. Additionally, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may inspect and copy the registration statement, including exhibits, and any reports, statements or other information that we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC at 1-800-SEC- 0330 for further information about the public reference rooms. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our common stock is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning Go2Net, Inc. may be inspected at the Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15 of the Securities Exchange Act of 1934 until the selling shareholders have sold all the shares.

         The following documents filed with the SEC are incorporated by reference in this prospectus:


         -      Our Annual Report on Form 10-K for the year ended September 30, 1998, filed on December 29, 1998.

         -      Our Current Reports on Form 8-K filed on January 12, 1999, April 12, 1999, May 3, 1999, May 28, 1999 and July 13,
                1999.

         -      Our Current Reports on Form 8-K/A filed on July 2, 1999.

         -      Our Quarterly Reports on Form 10-Q for the quarters ended December 31, 1998 and March 31, 1999, filed on
                February 16, 1999 and May 4, 1999.

         -      The  description  of our common  stock set forth in our  Registration
                Statement on Form S-1, filed on December 31, 1996.

         We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. You should direct any requests for documents to Go2Net, Inc., Attention: Investor Relations, 999 Third Avenue, Suite 4700, Seattle, Washington 98104, telephone: (206) 447-1595.

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         Go2Net will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee.

           SEC registration fee..................................................   $35,976.17
           Nasdaq National Stock Market Listing Fee..............................   $32,737.97
           Legal fees and expenses...............................................   $10,000.00
           Printing fees and expenses............................................   $ 1,000.00
           Miscellaneous expenses................................................   $   285.86


                                       19




           Total.................................................................  $80,000.00

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         As permitted by Section 145 of the Delaware General Corporation Law, Go2Net's Amended and Restated Certificate of Incorporation, as amended, includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, the Delaware General Corporation Law and Go2Net's Amended and Restated By-laws provide for indemnification of Go2Net's directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of Go2Net, and with respect to any criminal action or proceeding, actions that the indemnitee has no reasonable choice to believe were unlawful.

         Go2Net has purchased insurance with respect to, among other things, the liabilities that may arise under the provisions referred to above. The directors and officers of Go2Net also are insured against liabilities, including liabilities arising under the Securities Act of 1933, as amended, which might be incurred by them in their capacities as directors and officers of Go2Net and against which they are not indemnified by Go2Net.

         In connection with this offering, the selling shareholders have agreed to indemnify the Registrant, its directors and officers and each such person who controls the Registrant, against any and all liability arising from inaccurate information provided to the Registrant by the selling shareholders and contained herein up to a maximum of the net proceeds received by the selling shareholders from the sale of their Shares hereunder.

ITEM 16. EXHIBITS

5.1         Opinion of Hutchins, Wheeler & Dittmar, A Professional Corporation.

23.1        Consent of Ernst & Young LLP, Independent Auditors.

23.2        Consent of Counsel (included in Exhibit 5.1).

24.1        Power of Attorney (included on page II-3).

ITEM 17. UNDERTAKINGS

           A.     UNDERTAKING PURSUANT TO RULE 415

           The undersigned Registrant hereby undertakes:

                      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (a) To include any prospectus required by Section
                               10(a)(3) of the Securities Act of 1933;

                           (b) To reflect in the  prospectus any facts or events
                               arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price, set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                           (c) To include any material  information with respect
                               to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

           provided, however, that paragraphs (a) and (b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or
           Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the registration statement.

                      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

           B. UNDERTAKING REGARDING FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE

                  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


           C.     UNDERTAKING IN RESPECT OF INDEMNIFICATION

                  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on this 13th day of July, 1999.

                                      Go2Net, Inc.

                                      By:   /s/ Russell C. Horowitz
                                            Russell C. Horowitz
                                            Chief Executive Officer

                                       POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS THAT each person whose signature appears below severally constitutes and appoints Russell C. Horowitz with the power to act as attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendment to this Registration Statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact, and full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                              TITLE                                     DATE

/s/ Russell C. Horowitz                              Chief Executive Officer, Chief Financial Officer            July 13, 1999
Russell C. Horowitz                                  and Director (principal executive, financial and
                                                     accounting officer)

/s/ William D. Savoy                                 Director                                                    July 13, 1999
William D. Savoy

/s/ Diane Daggatt                                    Director                                                    July 13, 1999
Diane Daggatt

/s/ Dennis Cline                                     Director                                                    July 13, 1999
Dennis Cline


/s/ William Fleckenstein                             Director                                                    July 13, 1999
William Fleckenstein


                                INDEX TO EXHIBITS

5.1          Opinion of Hutchins, Wheeler & Dittmar, A Professional Corporation.

23.1         Consent of Ernst & Young LLP, Independent Auditors.

23.2         Consent of Counsel (included in Exhibit 5.1).

24.1         Power of Attorney (included on page II-1).